UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2025

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Departure of Certain Officer

Mr. Lin Jia, the former President of Guardforce AI Co., Limited (the “Company”), has transitioned to a new role as Head of Research and Development at the Company, effective May 1, 2025. Mr. Jia served as the Company’s President from August 2022 through April 30, 2025. In his new, non-officer capacity, he will focus on advancing the Company’s innovation and growth initiatives.

The Company expresses its gratitude for Mr. Jia’s leadership and accomplishments as President and looks forward to his continued contributions in his new role. His previous responsibilities have been reassigned to other members of the senior management team to ensure continuity and operational excellence. Mr. Jia’s departure from the officer position is not the result of any disagreement with the Company on any matter relating to its operations, policies (including accounting or financial policies), or practices.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

2